UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

AMERI Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02362F104
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,111,142
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,111,142
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,111,142*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON PN

___________________
* Includes 2,777,778 Shares issuable upon the conversion of the Convertible Note (as defined below) and 2,777,777 Shares issuable upon the exercise of the Warrant (as defined below).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,111,142
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,111,142
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,111,142*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

___________________
* Includes 2,777,778 Shares issuable upon the conversion of the Convertible Note (as defined below) and 2,777,777 Shares issuable upon the exercise of the Warrant (as defined below).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,111,142
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,111,142
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,111,142*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 2,777,778 Shares issuable upon the conversion of the Convertible Note (as defined below) and 2,777,777 Shares issuable upon the exercise of the Warrant (as defined below).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,111,142
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,111,142
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,111,142*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 2,777,778 Shares issuable upon the conversion of the Convertible Note (as defined below) and 2,777,777 Shares issuable upon the exercise of the Warrant (as defined below).

CUSIP NO. 02362F104

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of AMERI Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 Menlo Park Drive, Edison, New Jersey 08670.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in private transactions with the Issuer.  The aggregate purchase price of the 555,587 Shares directly owned by Lone Star Value Investors is approximately $150,000, including brokerage commissions.

On May 26, 2015, pursuant to the Securities Purchase Agreement (as defined in Item 4 below), the Issuer issued Lone Star Value Investors the Convertible Note and the Warrant (each as defined in Item 4 below)  for $5,000,000. Pursuant to the Convertible Note, at any time after its issuance, Lone Star Value Investors may convert the unpaid principal amount under the Convertible Note into Shares at $1.80 per Share. Based upon the original principal amount of $5,000,000, the Convertible Note may be converted into a total of 2,777,778 Shares, subject to adjustment under certain circumstances. The Warrant gives Lone Star Value Investors the right to purchase up to 2,777,777 Shares at an exercise price equal to $1.80 per Share.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 26, 2015, the Issuer completed a “reverse merger” transaction, in which the Issuer caused Ameri100 Acquisition, Inc., a Delaware corporation and its newly-created, wholly-owned subsidiary, to be merged with and into Ameri and Partners Inc. (dba Ameri100), a Delaware corporation (“Ameri & Partners”) (the “Merger”).  The Merger was consummated pursuant to an Agreement of Merger and Plan of Reorganization, dated as of May 26, 2015 (the “Merger Agreement”). As a result of the Merger, Ameri & Partners became the Issuer’s wholly-owned subsidiary with Ameri & Partners’ former stockholders acquiring a majority of the outstanding Shares.

At the closing of the Merger, Jeffrey E. Eberwein was appointed to the Issuer’s Board of Directors (the “Board”) as Chairman of the Board. Pursuant to the Merger Agreement, Lone Star Value Investors has the right to designate three of the Issuer’s seven directors.

Immediately prior to the closing of the Merger, the Issuer effectuated a 1-for-17.61 reverse stock split of its outstanding Shares.

CUSIP NO. 02362F104

Concurrently with the closing of the Merger, the Issuer issued a 5% Unsecured Convertible Note due May 26, 2017, in the principal amount of $5,000,000 (the “Convertible Note”), together with a warrant to purchase Shares (the “Warrant”), in a private placement (the “Private Placement”) to Lone Star Value Investors, pursuant to the terms of a Securities Purchase Agreement, dated as of May 26, 2015 (the “Securities Purchase Agreement”).

The Convertible Note is convertible into Shares at a conversion price of $1.80 per Share, or an aggregate of 2,777,778 Shares, subject to adjustment under certain circumstances. The Convertible Note is unsecured and will become due on May 26, 2017, the second anniversary of the issue date.  Prior to maturity, the Convertible Note will bear interest at 5% per annum, with interest being paid semiannually on the first day of each of the first and third calendar quarters.  From and after an event of default and for so long as the event of default is continuing, the Convertible Note will bear default interest at the rate of 10% per annum.  The Convertible Note can be prepaid by the Issuer at any time without penalty.

The Warrant issued in the Private Placement gives Lone Star Value Investors the right to purchase up to 2,777,777 Shares (equivalent to 100% warrant coverage in respect of the Shares underlying the Convertible Note) at an exercise price equal to $1.80 per Share.  The Warrant may be exercised on a cashless-exercise basis, meaning that, upon exercise, Lone Star Value Investors would make no cash payment to the Issuer, and would receive a number of Shares having an aggregate value equal to the excess of the then-current market price of the Shares issuable upon exercise of the Warrant over the exercise price of the Warrant.  The Warrant will expire on May 26, 2020.

The foregoing description of the Securities Purchase Agreement, the Convertible Note and the Warrant is qualified in its entirety by reference to the full text of such documents, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,500,070 Shares outstanding as of May 26, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 26, 2015.

A.	Lone Star Value Investors

(a)
As of the close of business on May 27, 2015, Lone Star Value Investors beneficially owned 6,111,142 Shares, including 2,777,778 Shares issuable upon the conversion of the Convertible Note and 2,777,777 Shares issuable upon the exercise of the Warrant.

Percentage: Approximately 33.8%

(b)	1. Sole power to vote or direct vote: 6,111,142
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,111,142
4. Shared power to dispose or direct the disposition: 0

(c)
On May 26, 2015, the Issuer effectuated a 1-for-17.61 reverse stock split of its outstanding Shares, causing Lone Star Value Investor’s direct ownership to decline from 9,783,886 Shares to 555,587 Shares. Also on May 26, 2015, the Issuer issued Lone Star Value Investors the Convertible Note and the Warrant as further described in Item 4.

CUSIP NO. 02362F104

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 6,111,142 Shares beneficially owned by Lone Star Value Investors.

Percentage: Approximately 33.8%

(b)	1. Sole power to vote or direct vote: 6,111,142
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,111,142
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Lone Star Value Investors since the filing of Amendment No. 2 to the Schedule 13D are set forth in Item 5(c) and are incorporated herein by reference.

C.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 6,111,142 Shares beneficially owned by Lone Star Value Investors.

Percentage: Approximately 33.8%

(b)	1. Sole power to vote or direct vote: 6,111,142
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,111,142
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Lone Star Value Investors since the filing of Amendment No. 2 to the Schedule 13D are set forth in Item 5(c) and are incorporated herein by reference.

D.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the 6,111,142 Shares beneficially owned by Lone Star Value Investors.

Percentage: Approximately 33.8%

CUSIP NO. 02362F104

(b)	1. Sole power to vote or direct vote: 6,111,142
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,111,142
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Lone Star Value Investors since the filing of Amendment No. 2 to the Schedule 13D are set forth in Item 5(c) and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 26, 2015, Lone Star Value Investors and the Issuer entered into the Securities Purchase Agreement, and the Issuer issued Lone Star Value Investors the Convertible Note and the Warrant, each as described and defined in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Securities Purchase Agreement, dated May 26, 2015.

99.2	Convertible Note, dated May 26, 2015.

99.3	Warrant, dated May 26, 2015.

CUSIP NO. 02362F104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 2015

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN